J.P. MORGAN EXCHANGE-TRADED FUND TRUST

Secretary's Certificate


The undersigned hereby certifies that she is the Secretary of J.P. Morgan Exchange-Traded Trust (the "Trust"); that the following is a true and correct copy of the resolutions approving the amount and form of the fidelity bond adopted by vote of a majority of the members of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 Act, as amended) at a meeting of the Board of Trustees held on March 9-10, 2020 and that said resolutions are in full force and effect:

Approval of Fidelity Bond
-------------------------

RESOLVED, that it is the finding of the Trustees, including of a majority of the Independent Trustees, that the proposed Fidelity Bond written by ICI Mutual Insurance Company (the "Bond") in the aggregate amount of $5,000,000 covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under
Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Fund to which any person covered under the Bond will have access, the type and terms of the arrangements that are proposed for the custody and safekeeping of assets of the Trust and each Fund and the nature of the securities in each Fund's portfolio; and

FURTHER RESOLVED, that the premium to be paid by the Trust, on behalf of each Fund, be, and it hereby is, approved by the Trustees, including a majority of the Independent Trustees, after having given due consideration to, among other things, the number of parties insured under the Bond, the nature of the business activities of those parties, the amount of the Bond and the extent to which the share of the maximum premium allocated to each Fund under the Bond is no more than the premium that the Fund would have had to pay if it had maintained a single insured bond; and

FURTHER RESOLVED, that in the event it is necessary, as determined by the officers of the Trust, an endorsement to the Bond increasing the coverage (the "Endorsement") be, and it hereby is, approved by a vote of a majority of the Trustees, including a majority of the Independent Trustees; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement on behalf of the Funds, as required by Rule 17g-1, providing that in the event any recovery is received under the Bond as a result of a loss sustained by more than one Fund, that each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of the aforementioned Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to prepare, execute and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and

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FURTHER RESOLVED, that the Secretary of the Trust (or any Assistant
Secretary) shall file the Bond with the SEC and give notice required under paragraph (g) of the aforementioned Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to make any and all payments and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or appropriate and proper in connection with or in furtherance of the foregoing resolutions.



Dated this 20th day of November, 2020.


/s/ Elizabeth A. Davin
____________________________
Elizabeth A. Davin
Secretary



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